FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 14, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 7 and 13 March 2024 (both inclusive).

The cash amount of the shares purchased to 13 March 2024 as a result of the execution of the Buy-back Programme amounts to 325,724,627 Euros, which represents approximately 22.3% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
07/03/2024	SAN	Purchase	XMAD	6,099,335	3.9518
07/03/2024	SAN	Purchase	CEUX	1,363,808	3.9460
07/03/2024	SAN	Purchase	TQEX	149,543	3.9514
07/03/2024	SAN	Purchase	AQEU	387,314	3.9485
08/03/2024	SAN	Purchase	XMAD	3,088,671	3.9986
08/03/2024	SAN	Purchase	CEUX	649,085	4.0030
08/03/2024	SAN	Purchase	TQEX	78,775	4.0052
08/03/2024	SAN	Purchase	AQEU	183,469	4.0029
11/03/2024	SAN	Purchase	XMAD	2,350,072	3.9663
11/03/2024	SAN	Purchase	CEUX	666,592	3.9672
11/03/2024	SAN	Purchase	TQEX	88,397	3.9623
11/03/2024	SAN	Purchase	AQEU	194,939	3.9678
12/03/2024	SAN	Purchase	XMAD	2,074,881	4.0214
12/03/2024	SAN	Purchase	CEUX	661,004	4.0196
12/03/2024	SAN	Purchase	TQEX	74,619	4.0146
12/03/2024	SAN	Purchase	AQEU	189,496	4.0196
13/03/2024	SAN	Purchase	XMAD	3,075,694	4.0851
13/03/2024	SAN	Purchase	CEUX	656,138	4.0855
13/03/2024	SAN	Purchase	TQEX	83,249	4.0850
13/03/2024	SAN	Purchase	AQEU	184,919	4.0861
			TOTAL	22,300,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 14 March 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 07/03/2024 and 13/03/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-07-a-13-marzo-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 14, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance